

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 25, 2015

Wade Gardner
President
Litera Group, Inc.
5751 Buckingham Pkwy
Culver City, CA 90230

> **Re: Litera Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 14, 2015**
> **File No. 333-206260**

Dear Mr. Gardner:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 4, 2015 letter.

Use of Proceeds, page 15

1. We note your revised disclosure regarding the use of proceeds from this offering. However, such disclosure is not consistent throughout your filing. For example, we note the following:

   - The use of proceeds table does not appear to reflect your planned use of $20,100 for "Accounting, Auditing, SEC & Legal" that you describe on page 26.

   - The use of proceeds table discloses "General and Administrative Expense" of $11,500, which per footnote 3 to the table includes the costs associated with being

Wade Gardner
Litera Group, Inc.
September 25, 2015
Page 2

a reporting company. However, the fourth risk factor on page 11 discloses anticipated public company reporting costs of $20,000 per year.

- The use of proceeds table discloses total offering expenses of $4,900. However, on page 37, you have described offering expenses of $25,000.

- The use of proceeds table is not consistent with the narrative disclosure at the beginning of the Use of Proceeds section.

Please reconcile and revise your disclosure as applicable.

You may contact Effie Simpson at (202) 551-3346 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3584 with any other questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Matthew McMurdo, Esq.